UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                          Form 40-F ☐

Enclosure: A press release dated January 25, 2024, announcing STMicroelectronics’ 2023 Fourth Quarter and Full Year Financial Results.

PR No: C3230C

STMicroelectronics Reports Q4 and FY 2023 Financial Results

•	Q4 net revenues $4.28 billion; gross margin 45.5%; operating margin 23.9%; net income $1.08 billion
•	FY net revenues $17.29 billion; gross margin 47.9%; operating margin 26.7%; net income $4.21 billion
•	Business outlook at mid-point: Q1 net revenues of $3.6 billion and gross margin of 42.3%

Geneva, January 25, 2024 – STMicroelectronics N.V. (“ST”) (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the fourth quarter ended December 31, 2023. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported fourth quarter net revenues of $4.28 billion, gross margin of 45.5%, operating margin of 23.9%, and net income of $1.08 billion or $1.14 diluted earnings per share.

Jean-Marc Chery, ST President & CEO, commented:

•	“FY23 revenues increased 7.2% to $17.29 billion. Operating margin was 26.7% compared to 27.5% in FY22 and net income increased 6.3% to $4.21 billion. We invested $4.11 billion in net CAPEX while delivering free cash flow of $1.77 billion.”
•	“In Q4, ST delivered revenues and gross margin slightly below the mid-point of the guidance, with higher revenues in Personal Electronics offset by a softer growth rate in Automotive.”
•	“In Q4, our customer order bookings decreased compared to Q3. We continued to see stable end-demand in Automotive, no significant increase in Personal Electronics, and further deterioration in Industrial.”
•	“Our first quarter business outlook, at the mid-point, is for net revenues of $3.6 billion, decreasing year-over-year by 15.2% and decreasing sequentially by 15.9%; gross margin is expected to be about 42.3%.”
•	“For 2024, we plan to invest about $2.5 billion in net CAPEX.”
•	“We will drive the Company based on a plan for FY24 revenues in the range of $15.9 billion to $16.9 billion. Within this plan, we expect a gross margin in the low to mid-40’s.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q4 2023	Q3 2023	Q4 2022	Q/Q	Y/Y
Net Revenues	$4,282	$4,431	$4,424	-3.4%	-3.2%
Gross Profit	$1,949	$2,109	$2,102	-7.6%	-7.3%
Gross Margin	45.5%	47.6%	47.5%	-210 bps	-200 bps
Operating Income	$1,023	$1,241	$1,287	-17.5%	-20.5%
Operating Margin	23.9%	28.0%	29.1%	-410 bps	-520 bps
Net Income	$1,076	$1,090	$1,248	-1.3%	-13.8%
Diluted Earnings Per Share	$1.14	$1.16	$1.32	-1.7%	-13.6%

Annual Financial Summary (U.S. GAAP)

(US$ m, except earnings per share data)	FY2023	FY2022	Y/Y
Net Revenues	$17,286	$16,128	7.2%
Gross Profit	$8,287	$7,635	8.5%
Gross Margin	47.9%	47.3%	60 bps
Operating Income	$4,611	$4,439	3.9%
Operating Margin	26.7%	27.5%	-80 bps
Net Income	$4,211	$3,960	6.3%
Diluted Earnings Per Share	$4.46	$4.19	6.4%

Fourth Quarter 2023 Summary Review

Net Revenues By Product Group (US$ m)	Q4 2023	Q3 2023	Q4 2022	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	2,060	2,025	1,696	1.7%	21.5%
Analog, MEMS and Sensors Group (AMS)	993	990	1,339	0.4%	-25.8%
Microcontrollers and Digital ICs Group (MDG)	1,225	1,412	1,383	-13.3%	-11.5%
Others	4	4	6	—	—
Total Net Revenues	$4,282	4,431	4,424	-3.4%	-3.2%

Net revenues totaled $4.28 billion, representing a year-over-year decrease of 3.2%. On a year-over-year basis, ADG revenues increased 21.5%, while AMS and MDG decreased 25.8% and 11.5% respectively. Year-over-year net sales to OEMs and Distribution decreased 0.4% and 9.2%, respectively. On a sequential basis, net revenues decreased 3.4%, 40 basis points lower than the mid-point of ST’s guidance. On a sequential basis, ADG reported an increase in net revenues, AMS was stable and MDG decreased.

Gross profit totaled $1.95 billion, representing a year-over-year decrease of 7.3%. Gross margin of 45.5%, 50 basis points below the mid-point of ST’s guidance, decreased 200 basis points year-over-year, due to higher input manufacturing costs, unused capacity charges, and negative currency effect net of hedging, partially offset by the combination of sales price and product mix.

Operating income decreased 20.5% to $1.02 billion, compared to $1.29 billion in the year-ago quarter. ST’s operating margin decreased 520 basis points on a year-over-year basis to 23.9% of net revenues, compared to 29.1% in the fourth quarter of 2022.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue increased for both Automotive and Power Discrete.
•	Operating profit increased by 39.7% to $657 million. Operating margin was 31.9% compared to 27.7%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in Analog and decreased in Imaging and in MEMS.
•	Operating profit decreased by 57.4% to $147 million. Operating margin was 14.8% compared to 25.8%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue decreased for Microcontrollers and increased for RF Communications.
•	Operating profit decreased by 30.9% to $342 million. Operating margin was 28.0% compared to 35.8%.

Net income decreased to $1.08 billion compared to $1.25 billion in the year-ago quarter. Both the fourth quarter 2023 and the fourth quarter 2022 financial results included one-time non-cash income tax benefits of $191 million and $141 million respectively. Diluted earnings per share decreased to $1.14 compared to $1.32 in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q4 2023	Q3 2023	Q4 2022	Q4 2023	Q4 2022	TTM Change
Net cash from operating activities	1,480	1,881	1,550	5,992	5,202	15.2%
Free cash flow (non-U.S. GAAP)[1]	652	707	603	1,774	1,591	11.5%

Net cash from operating activities was $1.48 billion in the fourth quarter compared to $1.55 billion in the year-ago quarter. For the full-year 2023, net cash from operating activities increased 15.2% to $5.99 billion, representing 34.7% of total revenues.

Capital expenditure payments, net of proceeds from sales, capital grants and other contributions, were $798 million in the fourth quarter and $4.11 billion for the full year 2023. In the respective year-ago periods, net capital expenditures were $920 million and $3.52 billion.

Free cash flow (non-U.S. GAAP) was $652 million and $1.77 billion in the fourth quarter and full year, respectively, compared to $603 million and $1.59 billion in the year-ago respective periods.

Inventory at the end of the fourth quarter was $2.70 billion, compared to $2.87 billion in the previous quarter and $2.58 billion in the year-ago quarter. Days sales of inventory at quarter-end was 104 days compared to 114 days in the previous quarter and 101 days in the year-ago quarter.

In the fourth quarter, ST paid cash dividends to its stockholders totaling $60 million and executed a $86 million share buy-back as part of its current share repurchase program.

ST’s net financial position (non-U.S. GAAP) was $3.16 billion as of December 31, 2023, compared to $2.46 billion as of September 30, 2023 and reflected total liquidity of $6.08 billion and total financial debt of $2.93 billion. Adjusted net financial position, taking into consideration the effect on total liquidity of advances from capital grants for which capital expenditures have not been incurred yet, stood at $3.00 billion as of December 31, 2023.

Corporate developments

On January 10, 2024, ST announced a new organization to deliver enhanced product development innovation and efficiency, time-to-market as well as customer focus by end market. ST will be re-organized into two Product Groups, split into four Reportable Segments and the existing sales and marketing organization will be complemented by a new application marketing organization focused by end markets across all Regions.

The new organization implies a change in reporting which will apply from January 1, 2024.

Business Outlook

ST’s guidance, at the mid-point, for the 2024 first quarter is:

•	Net revenues are expected to be $3.6 billion, a decrease of 15.9% sequentially, plus or minus 350 basis points.
•	Gross margin of 42.3%, plus or minus 200 basis points.
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.09 = €1.00 for the 2024 first quarter and includes the impact of existing hedging contracts.
•	The first quarter will close on March 30, 2024.

Conference Call and Webcast Information

ST will conduct a conference call with analysts, investors and reporters to discuss its fourth quarter and full year 2023 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, https://investors.st.com, and will be available for replay until February 9, 2024.

 1 Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why ST believes these measures are important.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with ST’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of ST’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, geopolitical and military conflicts (including the ongoing conflict between Russia and Ukraine), social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•	the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics such as the COVID-19 pandemic in locations where we, our customers or our suppliers operate;

•	increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027;
•	potential loss of key employees and potential inability to recruit and retain qualified employees as a result of epidemics or pandemics such as the COVID-19 pandemic, remote-working arrangements and the corresponding limitation on social and professional interaction;
•	the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risks are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2022 as filed with the Securities and Exchange Commission (“SEC”) on February 23, 2023. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other risks or uncertainties listed under “Item 3. Key Information — Risk Factors”

from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027.
Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	December 31,	December 31,
	2023	2022
	(Unaudited)	(Unaudited)

Net sales	4,262	4,408
Other revenues	20	16
NET REVENUES	4,282	4,424
Cost of sales	(2,333)	(2,322)
GROSS PROFIT	1,949	2,102
Selling, general and administrative	(416)	(378)
Research and development	(521)	(472)
Other income and expenses, net	11	35
Total operating expenses	(926)	(815)
OPERATING INCOME	1,023	1,287
Interest income, net	57	33
Other components of pension benefit costs	(5)	(3)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	1,075	1,317
Income tax (expense) benefit	6	(66)
NET INCOME	1,081	1,251
Net income attributable to noncontrolling interest	(5)	(3)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1,076	1,248

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.19	1.38
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	1.14	1.32

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	942.9	944.2

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Twelve months ended
	December 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)

Net sales	17,239	16,083
Other revenues	47	45
NET REVENUES	17,286	16,128
Cost of sales	(8,999)	(8,493)
GROSS PROFIT	8,287	7,635
Selling, general and administrative	(1,631)	(1,454)
Research and development	(2,100)	(1,901)
Other income and expenses, net	55	159
Total operating expenses	(3,676)	(3,196)
OPERATING INCOME	4,611	4,439
Interest income, net	171	58
Other components of pension benefit costs	(19)	(11)
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	4,763	4,486
Income tax expense	(541)	(520)
NET INCOME	4,222	3,966
Net income attributable to noncontrolling interest	(11)	(6)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	4,211	3,960

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	4.66	4.37
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	4.46	4.19

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	944.2	946.2

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	September 30,	December 31,
In millions of U.S. dollars	2023	2023	2022
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	3,222	3,011	3,258
Short-term deposits	1,226	506	581
Marketable securities	1,635	1,537	679
Trade accounts receivable, net	1,731	1,837	1,970
Inventories	2,698	2,870	2,583
Other current assets	1,295	1,230	734
Total current assets	11,807	10,991	9,805
Goodwill	303	294	297
Other intangible assets, net	367	353	405
Property, plant and equipment, net	10,554	9,672	8,201
Non-current deferred tax assets	592	510	602
Long-term investments	22	21	11
Other non-current assets	808	721	661
	12,646	11,571	10,177
Total assets	24,453	22,562	19,982

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	217	173	175
Trade accounts payable	1,856	1,555	2,122
Other payables and accrued liabilities	1,525	1,517	1,385
Dividends payable to stockholders	54	115	60
Accrued income tax	78	377	95
Total current liabilities	3,730	3,737	3,837
Long-term debt	2,710	2,418	2,542
Post-employment benefit obligations	372	338	331
Long-term deferred tax liabilities	54	55	60
Other long-term liabilities	735	507	454
	3,871	3,318	3,387
Total liabilities	7,601	7,055	7,224
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 902,771,081 shares outstanding as of December 31, 2023)	1,157	1,157	1,157
Additional Paid-in Capital	2,866	2,800	2,631
Retained earnings	12,470	11,395	8,713
Accumulated other comprehensive income	613	376	460
Treasury stock	(377)	(293)	(268)
Total parent company stockholders' equity	16,729	15,435	12,693
Noncontrolling interest	123	72	65
Total equity	16,852	15,507	12,758
Total liabilities and equity	24,453	22,562	19,982

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2023	Q3 2023	Q4 2022

Net Cash from operating activities	1,480	1,881	1,550
Net Cash used in investing activities	(1,610)	(1,756)	(924)
Net Cash from (used in) financing activities	336	(223)	(185)
Net Cash increase (decrease)	211	(100)	446

Selected Cash Flow Data (in US$ millions)	Q4 2023	Q3 2023	Q4 2022

Depreciation & amortization	414	396	331
Net payment for Capital expenditures	(798)	(1,152)	(920)
Dividends paid to stockholders	(60)	(58)	(54)
Change in inventories, net	219	147	(125)

Appendix

ST

Supplemental Financial Information

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	FY 2023	FY 2022
Net Revenues By Market Channel (%)
Total OEM	70%	67%	64%	64%	68%	66%	67%
Distribution	30%	33%	36%	36%	32%	34%	33%

€/$ Effective Rate	1.08	1.09	1.08	1.06	1.04	1.08	1.10

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	2,060	2,025	1,955	1,807	1,696	7,848	5,969
- Operating Income	657	638	624	577	470	2,497	1,469
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	993	990	940	1,068	1,339	3,991	4,911
- Operating Income	147	186	139	218	346	690	1,237
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	1,225	1,412	1,427	1,368	1,383	5,431	5,228
- Operating Income	342	496	505	495	495	1,838	1,830
Others (a)
- Net Revenues	4	4	4	4	6	16	20
- Operating Income (Loss)	(123)	(79)	(122)	(89)	(24)	(414)	(97)
Total
- Net Revenues	4,282	4,431	4,326	4,247	4,424	17,286	16,128
- Operating Income	1,023	1,241	1,146	1,201	1,287	4,611	4,439

(a)	Net revenues of Others include revenues from sales assembly services and other revenues. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19 and incidents leading to power outage, impairment, restructuring charges and other related closure costs, management reorganization costs, start-up and phase-out costs of certain manufacturing facilities, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:

(US$ m)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	FY 2023	FY 2022
Unused capacity charges	57	46	15	1	—	120	22

(Appendix – continued)

ST

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

ST believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with ST’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of ST’s on-going operating results, (ii) the ability to better identify trends in ST’s business and perform related trend analysis, and (iii) to facilitate a comparison of ST’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, if any, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our Consolidated Balance Sheets. Starting Q4 2023, ST also presents adjusted net financial position as a non-U.S. GAAP measure, to take into consideration the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Prior periods are not impacted.

ST believes its Net Financial Position and Adjusted Net Financial Position provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definitions of Net Financial Position and Adjusted Net Financial Position may differ from definitions used by other companies, and therefore, comparability may be limited.

(US$ m)	Dec 31 2023	Sep 30 2023	July 1 2023	Apr 1 2023	Dec 31 2022
Cash and cash equivalents	3,222	3,011	3,111	3,572	3,258
Short term deposits	1,226	506	106	106	581
Marketable securities	1,635	1,537	1,346	841	679
Total liquidity	6,083	5,054	4,563	4,519	4,518
Short-term debt	(217)	(173)	(176)	(176)	(175)
Long-term debt (a)	(2,710)	(2,418)	(2,473)	(2,488)	(2,542)
Total financial debt	(2,927)	(2,591)	(2,649)	(2,664)	(2,717)
Net Financial Position	3,156	2,463	1,914	1,855	1,801
Advances from capital grants	(152)	—	—	—	—
Adjusted Net Financial Position	3,004	2,463	1,914	1,855	1,801

(a)	Long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities for $1.0 billion equivalent, are currently undrawn.

(Appendix – continued)

ST

Free Cash Flow (non-U.S. GAAP measure)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, which are considered as temporary financial investments. This definition ultimately results in net cash from operating activities plus payment for purchase (and proceeds from sale) of tangible, intangible and financial assets, proceeds from capital grants and other contributions, and net cash paid for business acquisitions, if any.

ST believes Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows from, or used in, financing activities.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	FY 2023	FY 2022
Net cash from operating activities	1,480	1,881	1,311	1,320	1,550	5,992	5,202
Payment for purchase of tangible assets, net of proceeds from sale and proceeds from capital grants and other contributions	(798)	(1,152)	(1,072)	(1,090)	(920)	(4,111)	(3,524)
Payment for purchase of intangible assets, net of proceeds from sale	(28)	(22)	(22)	(24)	(27)	(97)	(87)
Payment for purchase of financial assets, net of proceeds from sale	(2)	—	(8)	—	—	(10)	—
Free Cash Flow (a)	652	707	209	206	603	1,774	1,591

(a)	Free Cash Flow can also be expressed as net cash from operating and investing activities, excluding cash from (used in) marketable securities and short-term deposits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 25, 2024	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience